

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Via E-mail
Robert Kohn, CEO
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

> **Re:** **BioPower Operations Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
Use of Proceeds, page 10
Project Feasibility Study and Business Model, page 10

1. We partially reissue comment two of our letter dated May 11, 2011. Please clarify which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors. In this regard, also clarify any differences in the preparation of such feasibility studies and business models that may depend upon which licensor you are working with on such project. In addition, please discuss how the determination whether to proceed or not will be made

2. In this regard, please clarify and provide additional detail on your disclosure that the "feasibility study will include a business model which will be prepared by one of our licensors, which we will determine" in the penultimate paragraph of page 19 and the

similar statement in the first paragraph under Project Feasibility Study and Business Model on page 27.

3. We reissue comment three of our letter dated May 11, 2011. We note your disclosure in the last paragraph of page 10 that "[o]ur licensors have stated that each feasibility study will generally cost between $25,000 up to a maximum of $100,000 according to the complexity of each potential location." This disclosure and your disclosure earlier on the same page that your "business plan calls for the implementation of one biomass project over the first twelve months," appears to indicate that most of the proceeds allocated to business development costs relate to the list of possible expenses described in the last paragraph of page 10. In light of this, please provide additional detail on how you intend to allocate the proceeds for business development costs for different possible projects. For example, consider adding additional line items to disclose the constituent parts of the "Business development costs for biomass operations" line item in your tabular disclosure on page 10 with appropriate narrative disclosure explaining any variations among different levels of proceeds.

Dilution, page 13

4. We read your response to our prior comment four: however, it appears that you have included a license agreement valued at $250,000 in your net tangible book value at February 28, 2011. It appears to us that your net tangible book value at February 28. 2011 would be $165,692, excluding this intangible asset. Please advise or revise your disclosure and dilution calculations accordingly.

5. Since you have updated your dilution information to February 28, 2011, please revise to remove the disclosure regarding the adjustments to net tangible book value. As a result of the update, these amounts are now included in your historical financial statements.

Information with Respect to the Registrant, page 19
Description of Business, page 19

6. We partially reissue comment six of our letter dated May 11, 2011. Please clearly discuss the company's role in the biomass projects, including which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors and the anticipated roles of the company and its licensors once a biomass project has received project funding and approval.

7. Please provide a more detailed discussion of the feasibility study and the business plan. In addition, provide a clearer discussion of the role of the feasibility study in determining whether to proceed with a particular project. Clarify how the feasibility study will be used to determine whether to proceed or reject a particular project. If a feasibility study may be used to reject a particular project, clarify the company's business plan if a project is rejected.

8. We partially reissue comments seven and 15 of our letter dated May 11, 2011. We note that you deleted disclosure regarding meetings "with entities and persons with available funds to finance projects" and discussions with "certain landowners" on pages 32 and 34 respectively. Please advise us of why you have deleted such disclosure and reconcile such previous statements with your disclosure in various locations throughout your prospectus that indicate that you have not engaged in any discussions or negotiations, preliminary or otherwise, with any joint venture/partner. Furthermore, to the extent you bring back such disclosure, please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects.

9. Please expand the disclosure to discuss your business plan once the feasibility study has been completed and financing has been obtained.

10. We partially reissue comment eight of our letter dated May 11, 2011. Please explain the inaccurate use of the name Clenergen Biopower. The Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary. We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director. Please explain the inconsistency between the disclosure and explain Mr. Kohn's signing of the Clenergen's Form 10-K. In this regard, it is also unclear why you have deleted the first two sentences of the penultimate paragraph on page 22. Please bring back such disclosure or advise.

11. We note the source cited in response to comment 12 of our letter dated May 11, 2011. Please provide the citation to where such information may be located, including a website if available. Provide us supplementally with a copy of this information upon which you rely.

12. We note your deletion of the statement from the first paragraph of page 33 that Green Oil "will have seed available for our use as required." Please revise to provide additional detail on the sources and availability of SilverLeaf seedlings from Green Oil.

Security Ownership of Certain Beneficial Owners and Management, page 42

13. We partially reissue comment 20 of our letter dated May 11, 2011. Please revise to clarify footnote five to state, if true, that the new column refers to the percentage of *all stock* (or such similar statement) entitled to vote on matters presented to shareholders for approval. Furthermore, please reconcile your disclosure in footnote six that refers to the percentage of common stock held by officers and directors as a group as 41.9% with your tabular disclosure that refers to 41.72%. Finally, given your description of the new column in footnote five, it appears that the penultimate row in the new column should refer to the total voting percentage of directors and officers as a group, rather than their voting percentage based on common stock ownership alone. Lastly, both tables should reflect both the percentage columns. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director